Putnam Investments
One Post Office Square
Boston, MA 02109
October 4, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn

Re: Comments on Schedule 14A (File No. 811-07513), filed with the Securities and Exchange Commission (the “Commission”) on September 22, 2017 (the “Proxy Statement”), of Putnam Funds Trust, on behalf of its series, Putnam Global Sector Fund (the “Fund”)

Dear Ms. Hahn:

This letter responds to the comments that you provided telephonically to me on behalf of the staff of the Commission (the “Commission Staff”) on September 28, 2017 regarding the Proxy Statement. The Proxy Statement relates to a proposed amendment of the Fund’s fundamental investment restriction with respect to the acquisition of voting securities of any issuer. For convenience of reference, I have summarized each comment before the Fund’s response.

General Comments

1. Comment: The Proxy Statement must be finalized with all brackets removed and all material information provided.

Response: The Proxy Statement will be revised to provide all material information and to remove all brackets.

2. Comment: Under the sub-section “What is this proposal?,” please provide an explicit statement that the proposed investment restriction directly tracks the requirements of the definition of “diversified company” provided by the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Proxy Statement will be revised to include a statement that the proposed investment restriction directly tracks the requirements of the definition of “diversified company” provided by the 1940 Act.

3. Comment: Please revise the Proxy Statement to show the existing investment restriction and the proposed investment restriction in a side-by-side comparison. Please also highlight the added language in the proposed investment restriction in some way.

Response: The Proxy Statement will be revised to show the existing investment restriction and the proposed investment restriction in a side-by-side comparison with the added language in the proposed investment restriction bolded.

4. Comment: Please supplementally provide a range of the percentage of voting securities of each underlying fund held by the Fund.

Response: The ranges of voting securities held by the Fund of each underlying fund at month end for the six months ended June 30, 2017 are as follows:

Underlying Fund	Range of % of Voting Securities Held

Putnam Global Consumer Fund	3.98% - 9.49%

Putnam Global Financials Fund	9.52% - 23.02%

Putnam Global Health Care Fund	0.07% - 0.22%

Putnam Global Industrials Fund	1.57% - 4.50%

Putnam Global Natural Resources Fund	0.58% - 1.76%

Putnam Global Technology Fund	1.10% - 2.74%

Putnam Global Telecommunications	1.00% - 3.10%
Fund

Putnam Global Utilities Fund	0.16% - 0.52%

5. Comment: In the sub-section “What effect will amending the current restriction have on your fund?” the Proxy Statement provides that the amended restriction will make it easier for the Fund to pursue its investment objective. Please restate the Fund’s investment objective in this paragraph. Please also explain why the amendment will make it easier for the Fund to pursue its investment objective.

Response: The sub-section “What effect will amending the current restriction have on your fund?” will be revised to state that the Fund’s investment objective is to seek capital appreciation. The sub-section will be further revised to explain that the amended restriction will make it easier for the Fund to pursue its investment objective because Putnam would attain the flexibility to allocate the Fund’s assets among the Putnam global sector funds in the manner the portfolio management team believes is most advantageous to the Fund and its shareholders, without the limitation provided by the current restriction.

6. Comment: In the sub-section “What effect will amending the current restriction have on your fund?,” the Proxy Statement states that Putnam Management does not charge the Fund a management fee. If the change in the investment restriction is expected to impact the amount of the “acquired fund fees and expenses” borne by the Fund, please disclose that in the Proxy Statement. If not, please confirm supplementally that the amended restriction will not impact the amount of the “acquired fund fees and expenses” paid by the Fund.

Response: Putnam Management does not anticipate that a change in the investment restriction will impact the amount of the “acquired fund fees and expenses” paid by the Fund. As described in the Fund’s prospectus, the Fund invests in the underlying Putnam global sector funds in approximately the same proportions as the sector weightings in the MSCI World Index. The Fund does not anticipate that the allocations to the underlying global sector funds will change as a result of an amendment to the fundamental investment restriction, and as a result, the acquired fund fees and expenses would not be expected to be impacted by the investment restriction change.

7. Comment: In the sub-section “What is the voting requirement for approving the proposal?,” please explain the consequences if shareholders do not approve the proposal.

Response: The Proxy Statement will be revised to explain that if the proposal is not approved, the Fund’s investment restriction will remain unchanged and the Fund will not have the added flexibility to invest in the underlying Putnam global sector funds without the limitation provided by the existing investment restriction, which has the potential to limit the Fund’s ability to track the MSCI World Index in accordance with its prospectus.

8. Comment: In the sub-section “Expenses of the solicitation,” the Proxy Statement provides that Putnam Management will bear the Fund’s costs as a result of a contractual expense limitation. Please supplementally explain the applicable expense limitation and confirm whether Putnam has the ability to recoup expenses waived under the expense limitation.

Response: Putnam Management has contractually agreed to waive all other expenses of the Fund, exclusive of payments under the fund’s distribution plans, brokerage, interest, taxes, investment-related expenses, extraordinary expenses, and acquired fund fees and expenses. Putnam Management is not permitted to recoup expenses waived under the Fund’s expense limitation agreement.

9. Comment: In the sub-section “Date for receipt of shareholders’ proposals for subsequent meetings of shareholders,” please describe in greater detail the amount of time a shareholder proposal must be received in advance of the Fund printing and mailing its proxy statement.

Response: The Proxy Statement will be revised to state that shareholder proposals must be received a reasonable time before the Fund prints and mails its proxy statement, in accordance with the Fund’s governing documents.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin E. Robinson

Caitlin E. Robinson
Counsel
Putnam Management

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Peter T. Fariel, Putnam Investments